EXHIBIT A

FINANCIAL STATEMENTS

[attached]

Management Report

FinTech TV PBC
For the period ended December 31, 2023

Prepared by
Industry FinTech, Inc.

Prepared on
April 24, 2024

Table of Contents

FinTech TV PBC

Profit and Loss
January - December 2023

	TOTAL
Income	
Sponsor Income	137,680.00
Total Income	**$137,680.00**
GROSS PROFIT	**$137,680.00**
Expenses	
Administrative Fees	689.00
Advertising & Marketing	3,901.29
Ask My Accountant	2,500.00
Bank Charges & Fees	3,980.25
Broadcast Services and Support	130,489.39
Business Services	302.00
Consultant	684,490.81
Contract Fees	42,500.00
Executive Compensation	399,000.00
Insurance	80.52
Interest Paid	27,891.72
Legal & Professional Services	11,520.50
Meals & Entertainment	5,556.58
Office Supplies & Software	153,547.89
Other Business Expenses	238,397.30
Payroll Fees	358.29
Reimbursable Expenses	1,074.57
Rent & Lease	-37,584.00
Subscriptions	18,000.00
Taxes & Licenses	1,649.00
Taxes - State	25,000.00
Travel	1,540.61
Tolls & Parking	190.00
Total Travel	**1,730.61**
Utilities	3,456.92
Total Expenses	**$1,718,532.64**
NET OPERATING INCOME	**$ -1,580,852.64**
Other Expenses	
Amortization	357.00
Depreciation	1,558.00
Total Other Expenses	**$1,915.00**
NET OTHER INCOME	**$ -1,915.00**
NET INCOME	**$ -1,582,767.64**

FinTech TV PBC

Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase - 1108	15,108.76
Fintech Savings 6107	400.56
Funds Held IFT 2521	5,519.27
Total Bank Accounts	**$21,028.59**
Other Current Assets	
Deferred Tax - Federal	1,456,702.00
Deferred Tax - State	492,504.00
Due From Managing Member	384,072.55
Due from Pacific Lion LLC	10,000.00
Exchange	-990,000.00
Total Other Current Assets	**$1,353,278.55**
Total Current Assets	**$1,374,307.14**
Fixed Assets	
Accumulated Depreciation	-3,993.00
Computer and Office equipment	4,870.00
Right-Of-Use Asset	209,873.59
Total Fixed Assets	**$210,750.59**
Other Assets	
Accumulated Amortization	-1,119.50
Capitalized Costs	1,253,725.35
Accumulated Amortization - Capitalized Costs	-501,847.14
Total Capitalized Costs	**751,878.21**
Intellectual Property & Rights	15,000.00
Patent & Trademarks	5,350.00
Total Other Assets	**$771,108.71**
TOTAL ASSETS	**$2,356,166.44**

FinTech TV PBC

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	132,176.20
Total Accounts Payable	**$132,176.20**
Other Current Liabilities	
Accured Interest Payable	198,901.23
Convertible Notes Payable	**1,000,000.00**
Deferred Revenue	200,000.00
Due to Eximius	186,858.21
Due to Rastegar Development LLC	50,000.00
Lease Obligations	66,497.70
Notes payable	**945,715.53**
Total Other Current Liabilities	**$2,647,972.67**
Total Current Liabilities	**$2,780,148.87**
Long-Term Liabilities	
Lease Obligations LT	143,375.89
Total Long-Term Liabilities	**$143,375.89**
Total Liabilities	**$2,923,524.76**
Equity	
Common Stock	0.00
Class A	**25,715,650.38**
Class B	**2,822,627.40**
Total Common Stock	**28,538,277.78**
Fair Market Value adjustment on issued shares	-22,229,889.00
Retained Earnings	-5,292,979.46
Net Income	-1,582,767.64
Total Equity	**$ -567,358.32**
TOTAL LIABILITIES AND EQUITY	**$2,356,166.44**